FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Repsol YPF Presentation on Strategy

STRATEGY 2003-2007

Madrid, November10 th,2003

DISCLAIMER

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments . These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the ComisiónNacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

2

A STRATEGY FOR VALUE CREATION

Alfonso Cortina Chairman & CEO

3

Repsol YPF: A strategy for value creation.

Introduction	4

Restoring financial strength ...

Dealing with the situation in Argentina	5

... maintaining and optimizing production capacity ...

Dealing with the situation in Argentina	6

... and exercising our growth options.

2003
• 20% BPRY (Trinidad & Tobago) • Approval of Atlantic LNG 4TH train • 25% Quiamare la Ceiba (Venezuela)

Dealing with the situation in Argentina	7

Argentina has continued to make a positive contribution, in spite of the crisis.

Dealing with the situation in Argentina	8

2003

A STRATEGY FOR VALUE CREATION

2003: Value creation	9

Argentinean macroeconomic indicators ...

2003: Value creation	10

... are improving.

2003: Value creation	11

Recent agreements with the IMF should lead to the lifting of the exceptional measures.

IMF AGREEMENTS

RELEVANT ITEMS:
1.	Commitment to tax reform (2005 budget): reduce “distorting taxes” (export and check taxes).
2.	Renegotiation of regulated tariffs.
3.	Complete removal of any remaining exchange controls by July 2004.

	MACRO PROJECTIONS 2003 / 6
	2003(*)	2004	2005	2006
Real GDP (%)	5.5	4.0	4.0	4.0
CPI (%)	5-6	9-11	5-8	4-6
Primary surplus (% GDP)	2.5	3.0	TBD	TBD

(*) Consensus Oct’03: Real GDP = 6.6%; CPI = 3.9%; Primary Surplus = 2.8-3.0%

2003: Value creation	12

Devaluation has improved competitiveness ...

2003: Value creation	13

... and the path of price recovery continues.

2003: Value creation	14

Setting the foundations for sustainable growth.

2003: Value creation	15

Maintaining Repsol YPF core businesses.

Competitive Advantage / Higher Expected Returns

FOCUS ON CORE BUSINESSES

•	Production of crude oil and natural gas in Latin America, Caribbean, North Africa, with expansion to West Africa and Middle East.

•	Marketing of natural gas and LNG, through integrated projects, in North and South America and Southern Europe.

•	Refining, Marketing, LPG and Petrochemicals in Southern Europe and in South America .

2003: Value creation	16

Repsol YPF: a strategy for VALUE CREATION ...

Operating Excellence

Financial Strength

Profitable Growth

Deconcentration

VALUE CREATION

Repsol YPF: Strategy for VALUE CREATION	17

... viable under a prudent scenario.

STRATEGIC PLAN BASIS

	2004	2005 – 2007
BRENT (US$/bbl)	22.0	18.0
HENRY HUB (US$/MBtu)	4.0	3.5
US$/€	1.0	1.0
PESO/US$	3.0	3.0
TAX RATE (%)	38	38
DOWNSTREAM MARGINS	– Mid cycle(*) –
ACCOUNTING CRITERIA	Current Spanish GAAP

(*) Mid cycle: R&M = Average of last 5 years; Chemicals = Last cycle average

Repsol YPF: Strategy for VALUE CREATION	18

OPERATING EXCELLENCE: Continuous cost optimization

Repsol YPF: Strategy for VALUE CREATION	19

FINANCIAL STRENGTH: Demanding targets

NEW TARGETS

FINANCIAL RATIOS	•	15–25%: Net Debt/Capitalization

	•	30-40%: (Net Debt+Prefs)/Capitalization

Repsol YPF: Strategy for VALUE CREATION	20

PROFITABLEGROWTH: Within top range of oil companies

Repsol YPF: Strategy for VALUE CREATION	21

DECONCENTRATION: Improvement of risk profile

Repsol YPF: Strategy for VALUE CREATION	22

VALUE CREATION: Improvement of ROACE

Repsol YPF: Strategy for VALUE CREATION	23

BUSINESSES STRATEGY

Ramón Blanco COO

24

Strategy in Exploration & Production

E&P

•	Solid current asset base

•	Efficient and low cost operator

•	Attractive portfolio of projects

TOP RANGE PRODUCTION GROWTH WITH IMPROVING MARGINS

Exploration & Production	25

E&P: Solid assets ...

Exploration & Production	26

... that allowed us to maintain production levels in 2002, despite the Argentina crisis and divestments ...

Exploration & Production	27

... and to replace reserves.

Exploration & Production	28

Repsol YPF: Efficient and low cost operator

Exploration & Production	29

Portfolio of projects that maintains production in Argentina and growth in other areas ...

Exploration & Production	30

... in the planning period ...

Exploration & Production	31

... and beyond ...

Exploration & Production	32

... maintaining leadership position on costs …

Exploration & Production	33

... with an improvement in margin per barrel.

Exploration & Production	34

Liquids in Argentina: Sustaining production with high returns.

Exploration & Production	35

TRINIDAD & TOBAGO: High returns from a low acquisition cost

Exploration & Production	36

LIBYA: Increasing production with high margin per barrel

Exploration & Production	37

Strategy in Gas

GAS

•	Strong position in gas reserves

•	Experience in integrated LNG projects

•	Leadership in markets with high growth

PROFITABLE GROWTH BASED ON INTEGRATED CHAINS

Gas	38

Repsol YPF has a strong position in natural gas reserves ...

Gas	39

... has experience in integrated LNG projects ...

Gas	40

... and enjoys a leadership position in high growth markets ...

Gas	41

... which sustains a profitable growth strategy, based on integrated chains.

Gas	42

Atlantic LNG

Gas	43

Refining & Marketing strategy

R&M

•	Leading positions

•	Growth markets

QUALITY EARNINGS

Refining & Marketing	44

Leading positions

•	Market Shares

•	Integration

•	Operating Excellence

•	Loyalty and Affinity Programs

Refining & Marketing	45

Relevant & sustainable market shares

Refining & Marketing	46

Integrated and flexible refining systems ...

Refining & Marketing	47

... with potential to develop new activities in neighboring countries.

Refining & Marketing	48

Cost efficient in refining ...

Refining & Marketing	49

... efficient retail network ...

Refining & Marketing	50

... and cost efficient in LPG ...

Refining & Marketing	51

... with conversion indices above average

Refining & Marketing	52

Strong brands, loyalty and affinity programs

Refining & Marketing	53

Presence in expanding markets, with growth above those of competitors

Refining & Marketing	54

Sustainable profit growth

Refining & Marketing	55

Strategy in Chemicals

CHEMICALS

•	Integration

•	Technology

•	Operating excellence

PROFITABILITY

Chemicals	56

Maximum integration level...

Chemicals	57

... with own technology, highly competitive ...

Chemicals	58

... and a high operating efficiency ...

Chemicals	59

... that place Repsol YPF’sChemical business profitability in a leadership position.

Chemicals	60

FINANCIAL STRATEGY

Alfonso Cortina Chairman & CEO

61

Allocation of Funds generated by Operations

Financial Strategy	62

Capital Structure Policy

Financial Strategy	63

Financial Policy: Debt to Capitalization Ratio

Financial Strategy	64

Returning Cash to Shareholders

Financial Strategy	65

Investment Policy

Financial Strategy	66

Investment program summary (1)

Financial Strategy	67

Investment program summary (2)

Financial Strategy	68

Strategy for Value Creation

Operating Excellence

Financial Strength

Profitable Growth

Deconcentration

VALUE CREATION

Financial Strategy	69

Organization aligned with strategy

Strategy & Targets	70

Conclusion

MAIN TARGETS

OIL & GAS PRODUCTION:	>5% C.A.G.R. (2002- 2007)

ROACE:	>14% (2007)

DEBT RATIO:	15 – 25%

COST SAVINGS:	900 M€ p.a. by 2007 vs 2001

DIVIDENDS:	Up to 40% Mid-Cycle Payout 2003: 0.40 €/share (+30%)

Strategy & Targets	71

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 19, 2003	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer